Corporate Presentation June 2023 | NASDAQ: CNTB Developing next-generation therapeutics for T cell-driven inflammatory diseases

Forward-looking statements This presentation regarding Connect Biopharma Holdings Limited ("Connect," "we," "us" or "our") has been prepared solely for informational purposes. Certain information contained in this presentation relates to, or is based on, studies, publications, surveys and other data obtained from third-party sources and Connect’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, prospective products and their potential benefits, product approvals, anticipated milestones, expected data readouts and enrollments, research and development plans and costs, potential future partnerships, timing and likelihood of success, objectives of management for future operations, future results of anticipated product development efforts and adequacy of existing cash and potential partnership funding to fund operations and capital expenditure requirements, as well as statements regarding industry trends, are forward-looking statements. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are inherently subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control, including, among other things: the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results; whether we will need expanded or additional trials in order to obtain regulatory approval for our product candidates; our ability to obtain and maintain regulatory approval of our product candidates; existing regulations and regulatory developments in the United States, the PRC, Europe and other jurisdictions; the ability of our current cash and investments position to support planned operations; uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; risks associated with the COVID-19 outbreak, which has and may continue to materially and adversely impact our business, preclinical studies and clinical trials; our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available; our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials; and the degree of market acceptance of our product candidates by physicians, patients, healthcare payors and others in the medical community. These risks are not exhaustive. The inclusion of forward-looking statements should not be regarded as a representation by Connect that any of its expectations, projections or plans will be achieved. Actual results may differ from those expectations, projections or plans due to the risks and uncertainties inherent in Connect’s business and other risks described in Connect’s filings with the SEC. Further information regarding these and other risks is included under the heading "Risk Factors" in Connect's periodic reports filed with the SEC, including Connect's Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports which are available from the SEC's website (www.sec.gov) and on Connect's website (www.connectbiopharm.com) under the heading "Investors." New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation.  In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We have not conducted a head-to-head study of CBP-201 versus dupilumab and have not conducted a head-to-head study of icanbelimod (formerly CBP-307) versus Etrasimod or Ozanimod.  Comparisons of CBP-201 to dupilumab and comparisons of CBP3-7 to Etrasimod and Ozanimod contained herein are based on analysis of data from separate studies. Such data may not be directly comparable due to differences in study protocols, conditions and patient populations. Accordingly, cross-trial comparisons may not be reliable predictors of the relative efficacy or safety of  CBP-201 compared to dupilumab or of the relative efficacy or safety of icanbelimod compared to Etrasimod or Ozanimod. The potential benefits of CBP-201 or icanbelimod  do not imply an expectation of regulatory approval which is solely within the authority of the FDA (or applicable foreign regulator).

Company Highlights

3

Targeting inflammatory diseases with high unmet need representing multi-billion-dollar global market opportunities across therapeutic areas

High throughput functional approach for rapid identification of potent T cell modulators generated leading clinical-stage assets for 5 indications:

- **CBP-201**
  - IL-4Rα blocker for AD and asthma
  - 2H 2023: AD pivotal China 52-weeks data, asthma Ph2 topline data
- **Icanbelimod (CBP-307)**
  - S1P1 modulator for UC and CD
  - Q2'2023: UC Ph2 maintenance period data
- **CBP-174**
  - H3R antagonist for pruritus associated with AD

Headquarters	US with offices in China
Operations and clinical development	US, EU, Australia and China
NASDAQ	CNTB
Cash	$145.7M USD[a]

AD=atopic dermatitis; CD=Crohn's disease; H3R=histamine-3 receptor ; IL-4Rα =interleukin-4-receptor alpha; SIP1=sphingosine 1-phosphate receptor 1; UC=ulcerative colitis.
[a]Unaudited cash, cash equivalents and investments as of March 31, 2023.

CONNECT BIOPHARMA

A Robust Pipeline of Potentially Differentiated Therapies Connect Biopharma has global development & commercialization rights to all product candidates aThe Company’s clinical trial in China of CBP-201 in patients with AD is included as the Company intends to submit a New Drug Application (NDA) in China based on the results of this trial, and the pre-NDA feedback from the Center for Drug Evaluation (CDE) of China’s National Medical Products Administration. bPhase 2 CD trial ended early due to COVID-19-related enrolment challenges. IND=Investigational New Drug.

CBP-201: A Next Generation Anti-interleukin-4-receptor alpha (IL-4Rα) Antibody In Development For Type 2 Inflammatory Diseases

CBP-201: Next Gen IL-4Rα Blocker Shows Potential For Less Frequent Dosing, Greater Sustained Efficacy, and Faster Onset

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Dual inhibition of IL-4 and IL-13 is a validated therapeutic strategy across many Th2-mediated diseases such as atopic dermatitis, asthma, CRSwNP, COPD, EoE and more.


CBP-201
IL-4
IL-13
IL-4 receptor heterodimer
IL-13 receptor heterodimer
IL-4Rα
γC
IL-4Rα
IL-13Rα1
JAK1
JAK3
JAK1/3
TYK2
STAT6
STAT6
Th2 cytokines

CBP-201 is a novel, human monoclonal IgG4 antibody directed against IL-4Rα, a common subunit for IL-4 and IL-13 receptors. Blockade of IL-4 and IL-13 binding to IL-4Rα results in inhibition of both IL-4 and IL-13 signaling.

CBP-201 Characteristics (vs dupilumab)

- Engaging with distinct epitopes associated with a higher binding affinity to the IL-4Rα[1]
- Longer target-mediated elimination[2]
- Highly potent IC_{50} in:
  - Reducing JAK-STAT signaling[1,a]
  - Cell proliferation[1,a]
  - TARC release[1,a]

Potential Clinical Relevance

- Greater clinical response
- Faster onset of action
- Less frequent dosing
- Reduced adverse events

COPD=chronic obstructive pulmonary disease; CRSwNP=chronic rhinosinusitis with nasal polyps; EoE=eosinophilic esophagitis; IC50=half-maximal inhibitory concentration; IL=interleukin; JAK=janus kinase; STAT=signal transducers and activators of transcription; TARC=thymus- and activation-regulated chemokine .

[a]Based on head-to-head in vitro comparison with dupilumab.

1. Yang et al., Society for Investigative Dermatology, Portland, 2022, poster LB945. Observations were made from our in-house preclinical experiments, including all comparisons to dupilumab.
2. Kamal MA, et al., *Clin Transl Sci*. 2022(10):2342-2354.

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CBP-201 Demonstrated Higher Potency Than Dupilumab in Head-to-Head *In Vitro* Comparison[1]

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Data are expressed as mean IC_{50} (ng/mL) ± standard deviation.

	Stimulation	CBP-201[c]	Dupilumab[c]
STAT6 Signaling (Activity on HEK-Blue IL-4 / IL-13 cells)[a]	IL-4	**7.0 ± 2.5**	9.9 ± 2.7
	IL-13	**6.6 ± 1.5**	9.7 ± 2.5
Inhibition of TF-1 proliferation[b]	IL-4	**8.0 ± 1.6**	10.8 ± 1.1
	IL-13	**9.7 ± 0.8**	12.0 ± 2.4

CBP-201 demonstrated **higher potency than dupilumab** in inhibiting STAT6 signaling and cytokine-induced TF-1 cell proliferation.

[a]CBP-201 was evaluated in assays of inhibition of IL-4 and IL-13-mediated activation of transcription factor STAT6in HEK-Blue™ IL-4/IL-13 cells. [b]Proliferation assays were performed using human TF-1 cells. [c]Both CBP-201 and dupilumab have a MW of approximately 147 kDa.

1. Yang X et al. Society for Investigative Dermatology (SID) Conference, 2022, Poster ID LB945, Portland OR – Manuscript submitted.

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Atopic Dermatitis (AD): Large Opportunity Despite Advent of Biologics

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A chronic inflammatory disorder characterized by eczematous skin lesions, itch, localized pain, and sleep disturbances.

Current treatment limitations:

- Limited efficacy with topical corticosteroids and immunosuppressants
- Safety concerns with systemic corticosteroids
- Dupilumab is the only approved biologic agent
  - Sales of $8.2 billion in 2022[1] and expected to grow to ~$16 billion by 2027[2]
  - Unmet efficacy needs remain
  - Q2W administration regimen can be inconvenient for patients

Key opportunities for a new novel treatment to deliver:

- Improved and sustained efficacy
- Faster onset of efficacy
- Reduced adverse events
- Reduced injection burden frequency with biologic agents

13% AD prevalence in Chinese children aged 1-7 (Clinically diagnosed)[3]

26.1 M People in the United States have AD[4]

6.6 M Adults have moderate-to-severe disease[4]

1. Sanofi 2022 Annual Report: www.sanofi.com/assets/dotcom/content-app/publications/integrated-report/SANOFI-Integrated-Annual-Report-2022-EN.pdf.
2. Welford, Peter, Jefferies Equity Research Report, "Remains Attractive GARP Opportunity; Feedback from CFO Meetings" on Sanofi, February 7, 2023.
3. Guo, Y., et al. Prevalence of Atopic Dermatitis in Chinese Children aged 1–7 ys. Scientific Reports | 6:29751 | DOI: 10.1038/srep29751.
4. Atopic Dermatitis. National Eczema Association. https://nationaleczema.org/eczema/types-of-eczema/atopic-dermatitis/.

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CBP-201: Global Phase 2b Trial in AD

Treatment with CBP-201 Led to Rapid and Sustained Improvements in EASI Total Score at Weeks 2 and 16 Head and neck Upper limbs Trunk Lower limbs Week 2 Week 16 Week 2 Week 16 Week 2 Week 16 Week 2 Week 16 * * ** * * ** * * *** *** AD=atopic dermatitis; ANCOVA,=analysis of covariance; BSA=body surface area of AD involvement; EASI=eczema area and severity Index; IGA=investigator global assessment; LOCF=last observation carried forward; LS=least squares; Q2W=every 2 weeks; Q4W=every 4 weeks; SE=standard error. aEASI total scores were weighted for percent BSA per body region. Data was analysed using the ANCOVA model, with treatment, baseline IGA (moderate, severe) and baseline EASI as covariates. *p<0.05, **p<0.01, ***p<0.001 vs placebo, ANCOVA (LOCF). ** ** ** ** TRIAL COMPLETED

CBP-201: Phase-3 Ready After Achieving its Global Phase 2b Trial Endpoints in Adults with Moderate-to-Severe AD

TRIAL COMPLETED

11

Study Results

- Global Phase 2 study was a randomized, double-blind, placebo-controlled multi-centered study with 226 patients from the United States, China, Australia and New Zealand
- CBP-201 met primary (EASI % change from baseline) and key secondary (IGA 0/1, EASI-50, -75, -90, and PP-NRS) endpoints in adults with moderate-to-severe AD at Week 16

Dosing Regimen

- Both Q2W and Q4W 300 mg doses showed significant improvements in skin clearance, disease severity, and itch compared to placebo[1,2]

Safety

- Overall safety data showed CBP-201 was generally well tolerated, with low reported incidences of conjunctivitis, injection site reaction, and herpes virus infections

Next Steps

- EoP2 meetings with the FDA and EMA informed advancement of the Global Phase 3 AD program
- Seeking partnerships to advance to registrational program

1. Strober, B et al. Maui Derm 2022 Abstract and Poster (and reflects additional data analyses conducted by the Company subsequently).
2. Silverberg, J et al. Maui Derm 2022 Abstract and Poster (and reflects additional data analyses conducted by the Company subsequently).

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CBP-201: China Pivotal Trial in AD

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China Pivotal Trial in Moderate-to-Severe AD: Trial Design

China Trial Ongoing


STAGE 1
STAGE 2 (Ongoing)
Screen
Randomize (n=255 2:1)a
CBP-201 600 mg LD D1 + 300 mg Q2W, n=170
Placebo n=85
Responders or not
YES
Randomization
NO
CBP-201 300 mg Q2W
CBP-201 300 mg Q4Wb
CBP-201 300 mg Q2W
FOLLOW-UP
Screening/28 Days
16 Weeks/Treatment
36 Weeks
8 Weeks

Key Inclusion Criteria:

- 18 to 75 years of age (inclusive)[a]
- Having atopic dermatitis for ≥1 year
- EASI ≥16
- IGA score ≥3 (5-point scale [0-4])
- ≥10% BSA involvement
- PP-NRS ≥ 4

Responders at Week 16 to enter re-randomization:

- Achieving EASI-50

Primary Endpoints:

- % of subjects achieving IGA 0/1 and reduction ≥2 at Week 16

Secondary Efficacy Endpoints include:

- Proportion of subjects achieving EASI-50, -75 or -90 at Week 16
- Proportion of subjects achieving PP-NRS reduction ≥4 or ≥3 at Week 16
- Percent change in EASI, PP-NRS and BSA from Baseline to Week 16
- Change in SCORAD, DLQI and POEM from Baseline to Week 16
- Efficacy at Week 52 (Exploratory endpoints)

BSA=body surface area; DLQI=dermatology life quality index; EASI=eczema area and severity index; EASI-50, EASI-75, and EASI-90=at least 50%, 75%, and 90% decreases from baseline; IGA=investigator's global assessment; LD= loading dose.; PP-NRS=peak pruritus numeric rating scale; FAS,=full analysis set; POEM=patient-oriented eczema measure; Q2W=every 2 weeks; SCORAD=scoring atopic dermatitis.
[a]Represents the primary analysis population. [b]In order to maintain blinded state, all patients will receive placebo between Q4W doses of CBP-201 300 mg.

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China Pivotal Trial in AD: Baseline Demographic and Disease Characteristics

China Trial Ongoing

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Demographics represent patients with moderate-to-severe AD in line with expected baseline values[a]

Characteristics*	CBP-201 N=170	Placebo N=85	Total N=255
Age (years) Mean (SD) Median (min, max)	 39.3 (16.1) 36.0 (18, 74)	 40.7 (17.5) 36.0 (18, 74)	 39.7 (16.5) 36.0 (18, 74)
Female, n (%)	57 (34%)	33 (39%)	90 (35%)
BMI (kg/m^2), Mean (SD) Median (min, max)	 23.9 (4.1) 23.6 (14.8, 47.1)	 25.0 (4.7) 24.6 (18.1, 46.9)	 24.3 (4.3) 23.9 (14.8, 47.1)
IGA, n (%) 3 (moderate) 4 (severe)	 78 (45.9%) 92 (54.1%)	 38 (44.7%) 47 (55.3%)	 116 (45.5%) 139 (54.5%)
EASI score, Mean (SD) Median (min, max)	 29.6 (11.9) 27.3 (16.0, 72.0)	 29.3 (12.0) 26.3 (16.0, 66.9)	 29.5 (11.9) 26.9 (16.0, 72.0)
BSA Percentage involvement Mean (SD) Median (min, max)	 48.7 (20.8) 44.3 (13.5, 100.0)	 48.4 (21.4) 45.0 (18.0, 100.0)	 48.6 (20.9) 44.5 (13.5, 100.0)
PP-NRS Mean (SD) Median (min, max)	 7.2 (1.8) 7.0 (2, 10)	 7.0 (1.7) 7.0 (2, 10)	 7.1 (1.8) 7.0 (2, 10)
DLQI Mean (SD) Median (min, max)	 15.9 (7.3) 16.0 (1, 30)	 15.6 (6.0) 14.0 (5, 30)	 15.8 (6.9) 15.0 (1, 30)

AD=atopic dermatitis; BSA=body surface area; BMI,=body mass index. EASI=eczema area and severity index; IGA=investigator's global assessmentt; PP-NRS=peak pruritus numeric rating DLQI=dermatology life quality index; SD=standard deviation.
[a]Represents the primary analysis population.

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Significantly More Patients Achieved IGA 0/1 and ≥2 point Reduction With CBP-201 Treatment than Placebo

China Trial Ongoing

15

Primary Endpoint was highly significant and continued to separate from placebo[a] at Week 16.

Primary Endpoint
IGA 0/1 and ≥2-point reduction at Week 16


40
20
0
% patients
30.3%
22.6%
P<0.001
7.5%

Percent of Patients Achieving IGA 0/1 with ≥2-point decrease by visit


50
40
30
20
10
0
% patients
0 2 4 6 8 10 12 14 16
Weeks
**
**
***
***
30.3%
22.6%
P<0.001
7.5%

CBP-201 (n=170) Placebo (n=85)

FAS=full analysis set; IGA=investigator global assessment; Q2W=every 2 weeks.
***, **, * for *P*<0.001, <0.01, <0.05, respectively, vs placebo.
[a]Missing data in CBP-201 group is imputed by jump to reference imputation (J2R) after applying the rule of intercurrent event; multiple imputation was used for the placebo arm.

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Significantly More Patients Achieved EASI-75 With CBP-201 Treatment than Placebo[a]

China Trial Ongoing

16

Secondary Endpoint: EASI response rates were highly significant and did not plateau at Week 16.



Key Secondary Endpoint
EASI-75 at Week 16
80
60
40
20
0
% patients
62.9%
39.5%
P<0.001
23.4%



Patients achieving EASI-75 by visit
80
60
40
20
0
% patients
0
2
4
6
8
10
12
14
16
Weeks
***
***
***
***
62.9%
39.5%
P<0.001
23.4%
CBP-201 (n=170)
Placebo (n=85)

FAS=full analysis set; IGA=investigator global assessment; Q2W=every 2 weeks.
***, **, * for *P*<0.001, <0.01, <0.05, respectively, vs placebo.
[a]Missing data in CBP-201 group is imputed by jump to reference imputation (J2R) after applying the rule of intercurrent event; multiple imputation was used for the placebo arm.

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Significant Changes Were Observed With CBP-201 Treatment in Change in EASI Score and Patients Achieving EASI-50, -75, -90

China Trial Ongoing

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Secondary Endpoint: Significant improvement in EASI at week 2 are observed with all response categories at Week 16.

Change in EASI score by visit



0
-20
-40
-60
-80
-100
% Change from Baseline
***
***
***
***
***
-36.6%
-73.7%
0 2 4 6 8 10 12 14 16
Weeks

EASI-50, -75, and -90 at Week 16



100
80
60
40
20
0
% patients
83.1%
42.0%
P<0.001
41.1%
62.9%
39.5%
P<0.001
23.4%
35.8%
29.4%
P<0.001
6.3%
EASI-50
EASI-75
EASI-90

CBP-201 (n=170) Placebo (n=85)

EASI-50/-75/-90=at least 50%/75%/90% decrease from baseline in eczema area and severity index score; FAS=full analysis set; Q2W=every 2 weeks.
***, **, * for *P*<0.001, <0.01, =0.05, respectively, vs placebo. †EASI-50, EASI-75, and EASI-90 are secondary endpoints, with EASI-50 and EASI-75 being key secondary endpoints.
Missing data in CBP-201 group is imputed by jump to reference imputation (J2R) after applying the rule of intercurrent event.

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Significant and Sustained Improvements in Pruritus/Itch Were Observed With CBP-201 Treatment

China Trial Ongoing

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Key Secondary Endpoint: Significant and sustained improvements in pruritus/itch as early as Week 1.

Patients with PP-NRS ≥3 or ≥4 point reduction at Week 16


100
80
60
40
20
0
% patients
46.7%
30.0%
P<0.001
16.7%
35.0%
25.6%
P<0.001
9.6%
≥3-point reduction
≥4-point reduction

Change in PP-NRS by visit


0
-10
-20
-30
-40
-50
Percent Change from Baseline
-12.3%
-38.1%
*
**
***
***
***
***
***
***
***
0
1
2
4
6
8
10
12
14
16
Weeks

CBP-201 (n=170) Placebo (n=85)

PP-NRS=peak pruritus numerical rating scale; FAS=full analysis set; Q2W=every 2 weeks.
***, **, * for *P*<0.001, <0.01, <0.05, respectively, vs placebo. Missing data in CBP-201 group is imputed by jump to reference imputation (J2R) after applying the rule of intercurrent event; multiple imputation was used for the placebo arm.

Safety Results from Stage 1

CBP-201 was generally well tolerated with no new safety signals

China Trial Ongoing

19

Overview of Treatment Emergent Adverse Events (TEAE)[a]

n (%) Patients	CBP-201 N=170	Placebo N=85
Any TEAEs	125 (73.5%)	62 (72.9%)
TEAE related to study drug	54 (31.8%)	20 (23.5%)
Serious TEAEs (none were related to study drug)	1 (0.6%)	3 (3.5%)
Severe TEAEs (grade 3)	4 (2.4%)	5 (5.9%)
TEAE leading to study drug discontinuation	1 (0.6%)	0
Herpes virus infection*	1 (0.6%)	1 (1.2%)

Serious TEAEs: meniscus injury, osteoarthropathy, and tendonitis in a patient receiving CBP-201; avulsion facture, humerus facture, gastric ulcer in 3 patients receiving placebo

Prespecified TEAEs of Special Interest[a]

n (%) Patients	CBP-201 N=170	Placebo N=85
Conjunctivitis	8 (4.7%)	3 (3.5%)
Keratitis	2 (1.2%)	0
Anaphylaxis (mild, not related to study drug)†	1 (0.6%)	0
Injection site reactions lasting longer than 24 hours (all mild)	11 (6.5%)	0

Injection site reactions: mainly comprised of erythema, induration, and edema, and none led to discontinuation

None of the following TEAEs of special interest were observed: 'AST/ALT elevated >5×ULN', 'parasitic and opportunistic infections', 'pregnancy', 'symptomatic overdose'

[a]Represents the primary analysis population. [b]Other herpes TEAEs were: 'herpes simplex' (n=1 per treatment arm); 'herpes simplex reactivation' and 'oral herpes' (both n=1 in the CBP-201 arm); 'herpes zoster' (n=1 in the placebo arm).
[c]The patient with anaphylaxis remained in the study and received study drug.

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CBP-201 China Pivotal Trial Stage 1 in Adults With Moderate-to-Severe AD Met its Endpoints and Supports NDA submission

China Trial Ongoing

20

Study Results

- In the stage 1 of a randomized, double-blind, placebo-controlled study (N=255), CBP-201 Q2W met all primary and key secondary endpoints at Week 16 for the primary analysis population:
  - 83% of patients achieved ≥50% improvement (EASI-50)
  - 63% of patients achieved ≥75% improvement (EASI-75)
- Data consistent with global Phase 2b trial observations of greater clinical response among patients with more active AD

Safety

- Overall safety data show CBP-201 generally well tolerated with most TEAEs were mild to moderate in severity and did not lead to study drug discontinuation
- Data remained consistent with IL-4Rα blocking

Next Steps

- Ongoing stage 2 maintenance period could potentially demonstrate sustained efficacy response with Q2W and Q4W dosing regimens. Stage 2 readout expected in Q4'2023
- NDA submission by Q1'24 and potential approval for AD in China as early as 2025 (based on pre-NDA feedback)

AD=atopic dermatitis; CDE=Center for Drug Evaluation; EASI=eczema area and severity index; Q2W=every 2 weeks; Q4W=every 4 weeks.

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CBP-201: Global Phase 2b in Asthma

CBP-201 Global Phase 2b in Asthma: Trial design

TRIAL ONGOING

22

Trial designed for dose-ranging (NCT04773678); expected topline readout in 2H 2023.

A Multi-center, Randomized, Double-blind, Parallel Group, Placebo-controlled, Efficacy and Safety Study of CBP-201 in Patients With Moderate to Severe Persistent Asthma With Type 2 Inflammation



Randomization
1:1:1
n=306
CBP-201, 600 mg LD D1 + 150 mg Q2W, n=102
Follow-up
CBP-201, 600 mg LD D1 + 300 mg Q2W, n=102
Follow-up
Placebo, n=102
Follow-up
Screening/run in 28 Days
24 Weeks/Treatment
8 Weeks

Key Inclusion Criteria

- Moderate to severe uncontrolled asthma
  - Existing treatment with medium to high dose inhaled corticosteroids in combination with a second reliever/controller (e.g., LABA, LTRA, LAMA, or theophylline) for at least 3 months with a stable dose ≥1 month prior to the screening visit
  - Pre-bronchodilator FEV1 40 to 85% of predicted normal at Visits 1 and 2, prior to randomization
  - Screening blood eosinophil count ≥300 cells/μL[a]
  - ACQ-6 score ≥1.5 at Visits 1 and 2, prior to randomization
- At least 1 documented asthma exacerbations in the 12 months prior to the date of informed consent

Primary Endpoints

- Change from Baseline in FEV1 at Week 12

Secondary Efficacy Endpoints

- Change from Baseline in lung function at other timepoints
- Exacerbation of asthma
- PROs (ACQ-6, symptom diary)
- PD markers (FENO, eosinophils, ECP, periostin, TARC)
- Rescue medication use

ACQ-6=asthma control questionnaire 6-question version; FENO=fractional exhaled nitric oxide; FEV1=forced expiratory volume at 1 second.
[a]Represents current inclusion criterion.

CBP-201: Late-Stage, Differentiated IL-4Rα Inhibitor for AD and Asthma Best-in-class potential Supported by clinical efficacy and safety data Achieved primary and key secondary outcomes at Week 16 in both global Phase 2b and China pivotal/stage 1 trials with > 475 patients with moderate-to-severe AD Both 300mg Q2W and 300mg Q4W doses showed significant improvements in skin clearance, disease severity, and itch compared to placebo in the global Phase 2b trial Overall safety data show CBP-201 generally well tolerated and consistent with blocking IL-4Rα signaling Inherent characteristics (binding location, affinity, potency) and available evidence (ex vivo data, PK data) suggest CBP-201 may possess a more competitive PK/PD profile than other biologics Potential for differentiated dosing regimen with rapid, high level and durable response Multiple anticipated catalysts and potential approval Q4’2023: China pivotal trial stage 2 readout 2024-2025: NDA submission and potential approval in AD (based on pre-NDA feedback) 2H 2023: Asthma Phase 2 topline data

Icanbelimod (CBP-307): A Next Generation Selective Sphingosine 1-Phosphate Receptor 1 (S1P1) Modulator in Development for Inflammatory Bowel Disease (IBD)

Icanbelimod: Next generation Molecular Design Offers Potential for Differentiation

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S1P1 Modulator – A validated target in T cell-mediated diseases including multiple sclerosis and UC.


S1P1
S1P1
T cell
Blood Vessel
S1P1
S1P1
Lymph Node
Icanbelimod
S1P1
T cell
S1P1
Multiple Sclerosis
Inflammatory Bowel Disease
Psoriasis
Rheumatoid Arthritis
Autoimmune Liver Diseases
S1P1 Sphingosine 1-phosphate-receptor 1

- Blocking T cell egress from lymph nodes reduces the inflammation implicated in many T cell-mediated diseases[1]
- S1P mediates T cell movement from lymph nodes into circulation, and hence migration to tissues to release inflammatory mediators
- Icanbelimod leads to internalization of S1P receptor 1 (S1P1), trapping T cells inside lymph nodes
- High Potency & Selectivity
  - Designed to be the most potent modulator of S1P1
  - No notable activity observed for S1P3, a receptor subtype associated with known safety concerns
  - Substantially lower potency for S1P4 and S1P5 than S1P1 observed

UC=ulcerative colitis.

1. Krause, A. et al. Modeling clinical efficacy of the S1P receptor modulator ponesimod in Psoriasis. *Journal of Dermatological Science.* (2018) 136–145.

Ulcerative Colitis (UC): Large Market Opportunity for a Differentiated Best-in-Class S1P1 Modulator

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An autoimmune disease that causes inflammation and ulceration of the inner lining of the colon and rectum (the large bowel).

Current treatment limitations:

- Efficacy
  - Less than half of patients achieve long-term remission, and many drugs lose the initial efficacy response[1]
  - Maximal clinical remission may require up to one year of treatment
- Safety concerns with many treatment options
- Inconvenience of administration regimens with biologics

Key opportunities for a S1P1 to deliver:

- Improved efficacy
- Faster onset of efficacy
- Enhanced risk-benefit profile
- New oral therapies

>$11B UC WW market by 2028 (from $5.9B in 2021)[2]

+9.3% UC WW market CAGR 2021-2028[2]

>$2.5B UC S1P WW market by 2028[2]

1. Ulcerative Colitis. *Nature Reviews. Disease Primers*. 2020. 6:74. https://doi.org/10.1038/s41572-020-0205-x
2. Evaluate Pharma market data sourced in May 2023.

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Icanbelimod Global Phase 2 UC (CN002) Trial Design

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Primary and Secondary Endpoints Assessed at Week 12 (induction period) and Week 48 (maintenance period).

A Randomized, Double-blind, Placebo Controlled Trial to Evaluate the Efficacy and Safety of icanbelimod in Patients With Moderate-to-Severe UC[1]


STAGE 1
INDUCTION PERIOD (12-WEEK)
STAGE 2
MAINTENANCE PERIOD (36-WEEK)
Screen
Randomized (n=145 1:1:1)a
Icanbelimod (n=53) 0.2 mg PO QDb
Icanbelimod (n=39)a 0.1 mg PO QD
Placebo (n=53)
Response Assessed
Responders
Icanbelimod 0.2 mg PO QD (n=21)
Icanbelimod 0.1 mg PO QD (n=12)
Placebo (n=13)
Safety Follow-up
Study End
Baseline
Week 12
Week 24c
Week 48
Week 52
Non-responders at week 12 (n=40), receive Open-Label Icanbelimod, 0.2mg, QD, PO

Select Inclusion Criteria[1]

- 18–75 years old with UC, clinically and endoscopically diagnosed ≥3 months before screening, corroborated by a histopathology report
- An adapted Mayo score of 4–9, with an endoscopic subscore of ≥2
- UC extending to the rectum, with ≥15 cm involvement on endoscopy

Primary Endpoints

- Change from baseline in modified/adapted Mayo Score at Week 12 in 0.2 mg icanbelimod group versus placebo

PO=by mouth; QD=once daily; UC=ulcerative colitis.
[a]Study amended to modify randomization from 1:1:1 to 1:1 to focus patient enrolment for the 0.2 mg PO QD and placebo groups resulting n=39 patients allocated to the 0.1 mg PO QD group.[b]For subjects in the group of CBP-307 0.2 mg once daily, a dose of 0.05 mg CBP-307 was given from day1 to day 4; then, a dose of 0.1 mg CBP-307 was given for later 3 days; from day 8, a target dose (0.2 mg) was administered.[c]Responders at Week 12 without clinical response at Week 24 are withdrawn from treatment.
1. NCT04700449)- https://clinicaltrials.gov/ct2/show/NCT04700449.

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Demographics & Characteristics Icanbelimod 0.1 mg PO QD  (n=39) Icanbelimod  0.2 mg PO QD  (n=53) Placebo (n=53) Mean age, years (SD) 42.9 (13.4) 42.1 (10.7) 41.2 (9.9) Female, n (%) 14 (35.9) 20 (37.7) 20 (37.7) Race, n (%) White Asian Black/African American Not reported 0 39 (100.0) 0 0 5 (9.4) 48 (90.6) 0 0 4 (7.5) 46 (86.8) 1 (1.9) 2 (3.8) Mean BMI, kg/m2 (SD) 21.4 (2.8) 22.6 (3.4) 23.1 (4.5) Mean UC diagnosis, years, (SD) 5.0 (4.3) 5.6 (5.7) 5.9 (6.1) Location/extent of UC, n (%) Proctosigmoiditis Left sided colitis Extensive colitis Pancolitis Other 4 (10.3) 9 (23.1) 11 (28.2) 5 (12.8) 4 (10.3) 11 (20.8) 7 (13.2)  7 (13.2) 6 (11.3) 3 (5.7) 9 (17.0) 8 (15.1) 7 (13.2) 8 (15.1) 7 (13.2) Mean adapted Mayo score (SD) 6.00 (1.5) 5.84 (1.4) 5.93 (1.2) Mean complete Mayo score (SD) 8.15 (1.6) 8.03 (1.5) 8.12 (1.3) Failed TNF treatment, n (%) 1 (2.6) 2 (3.8) 2 (3.8) Icanbelimod CN002 Trial: Baseline Demographics and Disease Characteristics Baseline demographics and characteristics were generally well balanced across the treatment arms. All Randomized Set BMI=body mass index; SD=standard deviation; TNF=tumour necrosis factor; UC=ulcerative colitis.

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Icanbelimod Showed Numerical Improvements in Change in Adapted Mayo Score and Significant Change in Complete Mayo Score at Week 12

Change from baseline in adapted and complete Mayo score in patients treated icanbelimod 0.2 mg PO QD or placebo at Week 12.[a]


Primary Efficacy Endpoint
Change in adapted Mayo[b] score at Week 12 (FAS, MI)
LS mean change
0
-1
-2
-3
-4
-5
-2.6
-1.95
Δ = -0.64 (p = 0.094)
Secondary Efficacy Endpoint
Change in complete Mayo score at Week 12 (FAS, MI)
LS mean change
0
-1
-2
-3
-4
-5
-3.67
-2.74
Δ = -0.93 (p = 0.044)
CBP-307 0.2mg QD PO (n=53)
Placebo (n=52)

FAS=full analysis set; MI=multiple imputation; PO=by mouth; QD=once daily.
[a]Placebo-adjusted data is the difference in score between icanbelimod and placebo. [b]Change in adapted Mayo score showed a numerical improvement but did not reach statistical significance.

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Significantly More Patients Treated with Icanbelimod Showed Clinical Response and Achieved Clinical Remission at Week 12

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Proportion of patients achieving clinical remission, clinical response and endoscopic improvement in patients treated with icanbelimod 0.2 mg PO QD or placebo at Week 12.


Clinical Remission
Week 12 (FAS, NRI)[a]
Clinical Response
Week 12 (FAS, NRI)[a]
Endoscopic Improvement
Week 12 (FAS, NRI)
100%
80%
60%
40%
20%
0%
Patients (%)
Δ = 18.7%
(p = 0.016)
28.3%
9.6%
Δ = 20.1%
(p = 0.039)
52.8%
32.7%
Δ = 9.0%
(p = 0.295)
30.2%
21.2%
CBP-307 0.2mg QD PO (n=53)
Placebo (n=52)

Clinical Remission: Rectal bleeding (RB) = 0; stool frequency (SF) ≤1; endoscopy ≤1.
Clinical Response: Mayo decrease of ≥2 points and ≥30%, and a decrease of ≥1 in RB or an absolute RB ≤1.
Endoscopic Improvement: Endoscopic subscore ≤1.

[a]Based on adapted Mayo score.

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Icanbelimod Sustained Clinical Remission Through Week 48 in Patients Who Showed Clinical Response at the End of the Induction Period

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Proportion of patients treated with icanbelimod 0.2 mg that maintained or achieved clinical remission, clinical response and endoscopic improvements at Week 48.


Week 48 efficacy responses in patients with clinical response at Week 12 (FAS, NRI)
100%
80%
60%
40%
20%
0%
Proportion of Patients (%)
61.9%
57.1%
57.1%
n =
13/21
12/21
12/21


% of patients with sustained clinical response, clinical remission or endoscopic improvement at Week 48 (FAS, NRI)
100%
80%
60%
40%
20%
0%
Proportion of Patients (%)
61.9%
80.0%
81.8%
n =
13/21
8/10
9/11
Clinical Response
Clinical Remission
Endoscopic Improvement

Clinical Remission: Rectal bleeding (RB) = 0; stool frequency (SF) ≤1; endoscopy ≤1.
Clinical Response: Mayo decrease of ≥2 points and ≥30%, and a decrease of ≥1 in RB or an absolute RB ≤1.
Endoscopic Improvement: Endoscopic subscore ≤1.

Icanbelimod Efficacy Was Sustained in Patients Who Completed the Maintenance Period[a]

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Proportion of patients treated with icanbelimod 0.2 mg maintaining clinical remission, clinical response and endoscopic improvements among patients who completed the maintenance period.



Week 48 efficacy among patients who completed Week 48 (FAS, NRI)
100%
80%
60%
40%
20%
0%
Proportion o Patients (%)
77.8%
66.7%
66.7%
n =
14/18
12/18
12/18
Clinical Response
Clinical Remission
Endoscopic Improvement

Clinical Remission: Rectal bleeding (RB) = 0; stool frequency (SF) ≤1; endoscopy ≤1.
Clinical Response: Mayo decrease of ≥2 points and ≥30%, and a decrease of ≥1 in RB or an absolute RB ≤1.
Endoscopic Improvement: Endoscopic subscore ≤1.

[a]18 out of 21 patients who had clinical response at the end of the induction period (12 weeks) and entered the maintenance period of the trial has completed the maintenance period (36 weeks).

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Safety Parameter  Subjects, n (%) Icanbelimod 0.1 mg PO QD (n=39) Icanbelimod 0.2 mg PO QD (n=53) Placebo (n=52) Any TEAE 37 (94.9%) 47 (88.7%) 40 (76.9%)   Grade 3 or Higher TEAE 10 (25.6%)  4 (7.5%)  4 (7.7%)   Drug-Related TEAE 23 (59.0%) 34 (64.2%) 20 (38.5%)   Drug-Related Grade 3 or Higher TEAE 5 (12.8%) 3 (5.7%) 0 Serious TEAE  6 (15.4%)  2 (3.8%)  3 (5.8%)   Drug-Related Serious TEAE 2 (5.1%) 1 (1.9%) 0 TEAE Leading to Study Drug Withdrawal  6 (15.4%)  2 ( 3.8%) 0 TEAE Leading to Deaths 0 0 0 TEAE of Special Interest 6 (15.4%) 3 (5.7%) 0 Icanbelimod CN002 Trial: Safety Results from 12-Week Induction Period (Stage 1) Overall safety results from Stage 1 QD=once daily; SAE=serious adverse event; TEAE=treatment-emergent adverse event. Overall TEAEs, including drug-related TEAEs and TEAEs of special interest, were more frequent in the Icanbelimod groups Most TEAEs were mild and moderate in severity Icanbelimod 0.2 mg QD showed similar frequencies of SAEs and TEAEs leading to study drug withdrawal as placebo No cases of progressive multifocal leukoencephalopathy and no deaths were reported

Safety results consistent with Stage 1 data and in line with the mechanism of action for this class of medication. Safety Parameter  Subjects, n (%) Icanbelimod 0.1 mg PO QD N=12 Icanbelimod 0.2 mg PO QD N=21 Placebo  PO QD N=13 Open-Label 0.2 mg PO QD n=40 Any TEAE 11 (91.7) 20 (95.2) 12 (92.3) 33 (82.5)   Grade 3 or Higher TEAE 1 (8.3)   3 (14.3)  0 (0.0) 9 (22.5)   Drug-Related TEAE  9 (75.0) 15 (71.4)  6 (46.2)  19 (47.5)   Drug-Related Grade 3 or Higher TEAE  1 (8.3) 1 (4.8)  0 (0.0) 4 (10.0) Serious TEAE 0 1 (4.8) 0 8 (20.0)    Drug-Related Serious TEAE 0 0 0 2 (5.0) TEAE Leading to Study Drug Withdrawal 0 1 (4.8) 0 5 (12.5) TEAE Leading to Death 0 0 0 0 TEAE of Special Interest 0 3 (14.3)a 1 (7.7) 5 (12.5) Data are not exposure adjusted. aOnly one of these TEAE of Special Interest represented a new event reported in Stage 2; other two events were initially reported in Stage 1 Icanbelimod CN002 Trial: Safety Results from Maintenance Period (Stage 2) Icanbelimod was well-tolerated and long-term safety data through Week 48 remained consistent with safety findings observed in the induction period. Frequencies of treatment emergent adverse events were similar between icanbelimod and placebo groups, and most were mild to moderate in severity with no new safety signals noted.

Icanbelimod CN002 Trial – Pharmacodynamic Endpoint

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Absolute lymphocyte counts (ALC) and percentage change through Week 12 (FAS)

Icanbelimod reduced the peripheral lymphocyte counts during the 12-week period.[a]

Mean values and Percentage changes in Absolute Lymphocyte Count (ALC)



Mean ALC (10^9 /L)
2.0
1.5
1.0
0.5
0.0
1.0
0.8
0.5
0.2
0
2
4
6
8
10
12
Week
Mean % change in ALC (%)
25%
0%
-25%
-50%
-75%
-100%
Week
Icanbelimod 0.2mg QD PO (N=53)
Icanbelimod 0.1mg QD PO (N=39)
Placebo (N=52)

[a]Represents the primary analysis population.

Icanbelimod in Ulcerative Colitis: Phase 3 Ready with Best-in-Class Potential Best-in-class potential Supported by clinical efficacy and safety data including through Week 48 Based on efficacy data observed with 0.2 mg dose and PK/PD data, opportunity exists to potentially increase dose for enhanced efficacy Next steps Seek a partnership to advance icanbelimod into future trials for UC and Crohn’s disease (CD) to capitalize on best-in-class potential In the induction period, icanbelimod: Showed decreased disease severity based on adapted Mayo Score after 12 weeks of treatment, although the change did not reach statistical significance Achieved statistical significance on Clinical Remission, which was an FDA-recommended primary endpoint and was used for approval of a previously approved drug to treat UC, as well as in other secondary endpoints In the maintenance period, icanbelimod: Demonstrated sustained clinical remission through Week 48 in 80% of patients who achieved clinical remission at the end of induction period Favorable long-term safety data with no cases of death or PML

Executive Leadership Zheng Wei, PhD Wubin (Bill) Pan, PhD, MBA Chin Lee, MD, MPH Steve Chan, CPA Jiang Bian, JD CO-FOUNDER, CHIEF EXECUTIVE OFFICER CO-FOUNDER, PRESIDENT & BOARD CHAIR CHIEF MEDICAL OFFICER CHIEF FINANCIAL OFFICER GENERAL COUNSEL & CHIEF COMPLIANCE OFFICER > 25 years of experience in discovery of novel therapeutics for autoimmune diseases and inflammation > 25 years of operations, management and fundraising experience > 20 years of clinical research and drug development experience > 25 years of corporate finance, operations, international management, commercial and fundraising experience > 10 years of external and in-house counsel to healthcare and biotech companies in areas of licensing, intellectual property and corporate law

Raul Collazo, PhD Malinda Longphre, PhD Lei Sun, PhD Qingjian (QJ) Wang, PhD VICE PRESIDENT, GLOBAL HEAD OF MEDICAL AFFAIRS VICE PRESIDENT, HEAD OF CLINICAL OPERATIONS (US) VICE PRESIDENT AND HEAD OF BIOLOGICS AND CMC EXECUTIVE DIRECTOR, PRE/NON-CLINICAL > 20 years of medical/ scientific affairs, compliance, operations, corporate strategy and consulting experience > 20 years of research & clinical operations experience, in asthma and atopic dermatitis > 20 years of biologics development focused on process development, CMC, and manufacturing > 30 years of preclinical experience in various drug R&D capacities Senior Management Team

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Investment Highlights

Large Market Opportunity

Addressing treatment limitations in inflammatory diseases with multi-billion-dollar global market opportunities utilizing high throughput functional approach to identify proprietary highly efficacious and safe T cells modulators.

Late-Stage Pipeline

A robust, late-stage pipeline with positive clinical data in multiple indications.

CBP-201 achieved:

- Primary and key secondary endpoints at Week 16 (stage 1) in an ongoing, pivotal trial in AD in China
- Primary and key secondary endpoints at Week 16 in a global, Ph2b trial in AD

Icanbelimod (CBP-307):

- Demonstrated sustained clinical remission in global Ph2 through Week 48 in UC

Near-Term Catalysts in Multiple Indications:

Q2'2023: UC Ph2 maintenance phase full data

2H 2023:

- Atopic dermatitis pivotal China 52-weeks data
- Asthma Ph2 topline data
- AD data to be presented at the World Congress of Dermatology

Experienced Leadership Team

Expert and experienced leadership team in developing biologics and small molecules with global operations and clinical development activities in the US, EU, Australia and China.

NASDAQ: CNTB